Filed by E. I. du Pont de Nemours and Company

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: The Dow Chemical Company; E. I. du
Pont de Nemours and Company; DowDuPont Inc.

Commission File No.: 001- 00815

TALKING POINTS FOR USE BY LEADERS — GUIDANCE FOR INTERACTIONS WITH EMPLOYEES OR FOR USE RESPONSIVELY WITH CUSTOMERS

On March 1, 2016, DowDuPont made the initial filing of the Form S-4 registration statement with the U.S. Securities and Exchange Commission (SEC), which contains a joint proxy statement of Dow and DuPont for the special meetings and a prospectus of DowDuPont.  An S-4 registration statement is a customary filing with the SEC by publicly traded companies that is used to register material information related to a merger or acquisition.

This is a key milestone connected to our intended merger of equals later this year, pending customary closing conditions, including regulatory and Dow and DuPont stockholder approval.   The primary purpose is to provide important information for investors in advance of the Dow and DuPont special meetings of stockholders, where Dow and DuPont stockholders will be asked to separately approve the merger.

This S-4 registration statement has not yet become effective, and may be subject to change in the coming months. This initial filing starts the comment and review period with the SEC, and the information contained therein may be updated in subsequent amendments. Once declared effective by the SEC, the final proxy statement/prospectus included in the Form S-4 will be mailed to both DuPont and Dow stockholders prior to the stockholder votes on the proposed merger. We expect the transaction will close in the second half of 2016.

While the primary audience for the S-4 is investors, it is a public document that is available on the SEC website. This filing itself will cover a range of topics, some of which may be of interest to media and employees. We remind you to direct all media inquiries to Dan Turner:  daniel.a.turner@dupont.com; 302-996-8372.

We have prepared the following talking points to assist you in conversations with employees or customers, should questions arise, and have posted a Q&A [hyperlink to material filed with the SEC pursuant to Rule 425 on March 2, 2016] on Inside the Oval, which provides highlights from the filing and also answers questions we have received from colleagues relating to the planned merger with Dow.

More information is posted to the Investor Section of our website at http://investors.dupont.com/investor-relations/overview/default.aspx.

Additionally, there is a small section in the S-4 filing that refers to the Accounting Treatment of the merger.  This is a purely technical designation, but may be confusing to employees who read the S-4, as it designates Dow as the acquiring entity for accounting purposes.  If you receive a question on this point, please just highlight that this transaction is a merger of equals and the S-4 uses this language only because in all business combinations—even in a merger of equals—U.S. GAAP accounting rules dictate that one must be designated as the acquirer strictly for accounting purposes.  This changes nothing about the reality of the combination or how the company will be run.

We will continue to keep you updated on the process as the merger progresses.

Talking Points:

•                  On March 1, 2016, at the direction of DuPont and Dow, DowDuPont made the initial filing of the Form S-4 with the SEC.

•                  This is a key milestone and demonstrates strong momentum along the path to closing the intended merger of equals later this year.

•                  The S-4 provides information for investors in advance of the stockholder votes that are needed to approve the merger.

•                  This is an initial filing, and will be amended to include additional information and address potential comments from the SEC, if any.

•                  This filing follows several significant milestones announced over the past few months:

•                  We have kicked off an integration planning process to work toward closing the merger within our expected timeframe — ensuring we leverage the most effective operating models, channels to market and industry best practices upon the creation of DowDuPont, and that we hit the ground running when the merger is complete.

•                  We have begun to plan for the intended separation of our combined Agriculture, Material Science and Specialty Products businesses into three, independent and publicly traded companies, subject to approval by the DowDuPont Board of Directors, including chartering designated teams focused on these work streams.

•                  We recently announced our corporate and operating headquarters for our intended global Agricultural business, and affirmed the locations for our intended Specialty Products and Material Science businesses.

•                  We filed the required antitrust regulatory filing for the U.S., and are in the process of completing filings for the other applicable jurisdictions.

•                  It’s important to remember that this is a merger of equals and that certain information provided in the filing is required by the SEC. If you have questions about it we would encourage you to read the DuPont investor slides that have been posted to the investor website [for employees: and the Q&A [hyperlink to material filed with the SEC pursuant to Rule 425 on March 2, 2016] that has been posted to Inside the Oval]

•                  [For employees: The senior leadership team will continue to provide regular updates on our plan and progress. In the meantime, we can succeed together by continuing to adhere to our Core Values and maintaining a sharp focus on our customers as we deliver the innovative solutions and quality they expect from DuPont.]

Important Information About the Transaction and Where to Find It

In connection with the proposed transaction, on March 1, 2016 DowDuPont Inc. (f/k/a Diamond-Orion HoldCo, Inc.) (“DowDuPont”), filed with the Securities and Exchange Commission (“SEC”) a preliminary registration statement on Form S-4 that includes a joint proxy statement of The Dow Chemical Company (“Dow”) and E. I. du Pont de Nemours and Company (“DuPont”) and that also will constitute a prospectus of DowDuPont. These materials are not final and may be amended. Dow, DuPont and DowDuPont may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or definitive registration statement or any other document which Dow, DuPont or DowDuPont may file with the SEC. INVESTORS AND SECURITY HOLDERS OF DOW AND DUPONT ARE URGED TO READ THE PRELIMINARY REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND THE DEFINITIVE VERSIONS THEREOF AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the preliminary materials filed on March 1, 2016 and the definitive versions of these materials and other documents filed with the SEC (when available) by Dow, DuPont and DowDuPont through the web site maintained by the SEC at www.sec.gov or by contacting the investor relations department of Dow or DuPont at the following:

Dow	DuPont
2030 Dow Center	974 Centre Road
Midland, MI 48674	Wilmington, DE 19805
Attention: Investor Relations	Attention: Investor Relations:
1-989-636-1463	1-302-774-4994

Participants in the Solicitation

Dow, DuPont, DowDuPont and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.  Information regarding Dow’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in Dow’s Form 10-K for the year ended December 31, 2015, its proxy statement filed on March 27, 2015 and the joint proxy statement/prospectus of Dow contained in the Form S-4, which are filed with the SEC.  Information regarding DuPont’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in DuPont’s Form 10-K for the year ended December 31, 2015, its proxy statement filed on March 23, 2015 and the joint proxy statement/prospectus of DuPont contained in the Form S-4, which are filed with the SEC.  A more complete description will be available in the definitive registration statement on Form S-4 and the joint proxy statement/prospectus.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Cautionary Notes on Forward Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. These and other forward-looking statements, including the failure to consummate the proposed transaction or to make or take any filing or other action required to consummate such transaction on a timely matter or at all, are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to, (i) the completion of the proposed transaction on anticipated terms and timing, including obtaining shareholder and regulatory approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the new combined company’s operations and other conditions to the completion of the merger, (ii) the ability of Dow and DuPont to integrate the business successfully and to achieve anticipated synergies, risks and costs and pursuit and/or implementation of the potential separations, including anticipated timing, any changes to the configuration of businesses included in the potential separation if implemented, (iii) the intended separation of the agriculture, material science and specialty products businesses of the combined company post-mergers in one or more tax efficient transactions on anticipated terms and timing, including a number of conditions which could delay, prevent or otherwise adversely affect the proposed transactions, including possible issues or delays in obtaining required regulatory approvals or clearances, disruptions in the financial markets or other potential barriers, (iv) potential litigation relating to the proposed transaction that could be instituted against Dow, DuPont or their respective directors, (v) the risk that disruptions from the proposed transaction will harm Dow’s or DuPont’s business, including current plans and operations, (vi) the ability of Dow or DuPont to retain and hire key personnel, (vii) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger, (viii) uncertainty as to the long-term value of DowDuPont common stock, (ix) continued availability of capital and financing and rating agency actions, (x) legislative, regulatory and economic developments, (xi) potential business uncertainty, including changes to existing business relationships, during the pendency of the merger that could affect Dow’s and/or DuPont’s financial performance, (xii) certain restrictions during the pendency of the merger that may impact Dow’s or DuPont’s ability to pursue certain business opportunities or strategic transactions and (xiii) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as management’s response to any of the aforementioned factors. These risks, as well as other risks associated with the proposed merger, are more fully discussed in the joint proxy statement/prospectus included in the preliminary registration statement on Form S-4 filed with the SEC in connection with the proposed merger. While the list of factors presented here is, and the list of factors presented in the preliminary registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Dow’s or DuPont’s consolidated financial condition, results of operations, credit rating or liquidity. Neither Dow nor DuPont assumes any obligation to publicly provide revisions or updates to any forward looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.